  CRI, Inc.
  The CRI Building
  11200 Rockville Pike
  Rockville, Maryland 20852
  (301) 468-9200

September 14, 2007

Via EDGAR

Ms. Linda van Doorn, Senior Assistant Chief Accountant

Division of Corporation Finance

Mail Stop 4561

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Capital Realty Investors, Ltd. (the "Registrant")
Form 10-KSB for the year ended December 31, 2006
File No. 0-11149
Filed April 17, 2007

Dear Ms. Van Doorn:

I am writing in response to your letter of August 31, 2006 concerning comments of the Commission with respect to the Form 10-KSB for fiscal year ended December 31, 2006 filed by the above-listed Registrant. The one comment is set forth in boldface type below for your convenience.

Report of Independent Registered Public Accounting Firm, page III-6

1.

Please revise the filing to include reports of other auditors that are referenced in the principal auditor's report or advise us. The reports of accountants other than the principal accountant must be filed when reliance is placed on their work and reference is made to the reports in the principal auditor's report. Refer to Rule 2-05 of Regulation S-X.

The Registrant will revise its 2006 Form 10-KSB Report to include as exhibits the following auditors' reports for 2005 that were referred to in the principal auditor's report;

Capitol Commons	Maner, Costerisan & Ellis, P.C.
Frederick Heights	Dauby O'Connor & Zaleski LLC

Ms. Linda van Doorn

September 14, 2007

In responding to the Commission's comments, the Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Linda van Doorn

September 14, 2007

If you have any further question or comment, please feel free to communicate with me or, in my absence, with Melissa Lackey of this office, who is General Counsel for the Registrant's Managing General Partner.

Yours truly,

/s/ H. William Willoughby H. William Willoughby
Principal Financial Officer